Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Reorganizes to Continue Driving Sector Leading Growth

     Edward Rogers to Become Deputy Chairman of Rogers Communications

     TORONTO, Sept. 16 /CNW/ - The Board of Directors of Rogers Communications
Inc. (RCI) has appointed Edward S. Rogers as Deputy Chairman. The appointment coincides with the announcement of a more streamlined organization structure for RCI focused on driving continued growth while creating a more consistent and enhanced customer experience.
     "Today's appointment allows Edward to play a greater role with the Board in major strategic decisions and matters of board oversight," said Alan D.
Horn, Chairman of the Board, Rogers Communications Inc. "We're very pleased
Edward has taken on this expanded role at the Board and look forward to his increased contribution."
     The company also announced the further integration of its cable and wireless businesses while creating a separate and focused emerging business and corporate development group. These changes will help Rogers enhance the customer experience, improve time to market, further drive innovation and deliver sector leading growth by reducing costs and improving the company's effectiveness.
     "Our industry is in transition with products and networks converging, product cycles maturing and customer expectations increasing. To remain the industry leader, we need to work and operate differently," said Nadir Mohamed,
President and Chief Executive Officer, Rogers Communications Inc. "These
changes position us to continue to compete and win and reflect an important, continued evolution of our business."
     In addition to his Board accountabilities, Edward Rogers will oversee major strategic initiatives including mergers and acquisitions as Executive
Vice President of the new Emerging Business and Corporate Development group.
     By further integrating the wireless and cable divisions, Rogers will create a Communications Services organization and a Network organization that enable the company to more quickly and seamlessly address customers' changing needs. The Communications organization will be led by Rob Bruce, President,
Communications. The network organization will be led by Bob Berner, Executive
Vice President Network and Chief Technology Officer.
     "I look forward to my new role and providing oversight to the long-term strategic development of the overall business and to leading senior level industry relations," said Edward S. Rogers, Deputy Chairman, Rogers
Communications Inc. "On behalf of the Board and the Rogers family, I will be working closely with Nadir and the leadership team to ensure our continued
momentum and sector leading growth."

     <<
     The Rogers leadership team:

     Nadir Mohamed, President & Chief Executive Officer
     Rob Bruce, President, Communications
     Tony Viner, President & Chief Executive Officer, Rogers Media
     Bill Linton, EVP Finance & Chief Financial Officer
     Bob Berner, EVP Network & Chief Technology Officer
     Edward Rogers, Deputy Chairman and EVP Emerging Business & Corporate
     Development
     Jerry Brace, EVP IT & Chief Information Officer
     Phil Lind, EVP Regulatory & Vice Chairman
     David Miller, SVP Legal & General Counsel
     Kevin Pennington, SVP Human Resources & Chief Human Resources Officer
     Melinda Rogers, SVP Strategy & Development
     Terrie Tweddle, Vice President, Corporate Communications
     >>

     About the Company

     We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers
Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based network. Through Rogers Cable we are one of
Canada's largest providers of cable television services as well as high-speed
Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New
York Stock Exchange (NYSE: RCI).

     %CIK: 0000733099

     /For further information: about the Rogers group of companies, please visit www.rogers.com. Investment Community Contacts, Bruce M. Mann, (416)
935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contact, Terrie Tweddle, (416) 935-4727,
terrie.tweddle(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Cable Inc.; Rogers Media Inc.; Rogers
     Wireless

CNW 19:02e 16-SEP-09